

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
July 24, 2018

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS SECOND QUARTER RESULTS

 MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter ended June 30, 2018. Net income totaled $7.9 million for the second quarter of 2018, representing earnings per diluted common share of $0.41. During the second quarter of 2018, earnings per diluted common share were negatively impacted by $0.25 per share for acquisition-related costs, and were positively impacted by $0.04 per share due to the release of a tax valuation allowance. In comparison, earnings per diluted common share were $0.64 for the first quarter of 2018 and $0.53 for the second quarter of 2017. For the six months ended June 30, 2018, earnings per diluted common share were $1.04, compared to $1.02 for the six months ended June 30, 2017.

 On April 13, 2018, Peoples completed the previously-announced merger with ASB Financial Corp. ("ASB"). ASB merged into Peoples, and ASB's wholly-owned subsidiary, American Savings Bank, fsb, which operated six full-service bank branches and two loan production offices in southern Ohio and northern Kentucky, merged into Peoples Bank. As of April 13, 2018, ASB had $275.5 million in total assets, which included $239.6 million in loans, and $198.6 million in total deposits, after preliminary fair value adjustments. Consideration of $41.5 million was paid for the acquisition.

 "During the second quarter of 2018, we completed our first bank acquisition in over three years, and the first on our new core banking system," said Chuck Sulerzyski, President and Chief Executive Officer. "We are excited about the new capabilities and product offerings available to our new customers as a result of the acquisition. The second quarter results were significantly impacted by acquisition costs. Excluding the balances contributed by the ASB acquisition, we achieved annualized loan growth of 9% during the quarter, compared to the first quarter of 2018. We also made improvements in credit quality during the quarter, reducing net charge-offs as a percent of average gross loans to 0.11% on an annualized basis. We are pleased with the progress made during the quarter and believe we are well positioned to provide solid shareholder returns in the second half of the year and beyond."

Statement of Income Highlights:
- *Net interest income grew 12% compared to the first quarter of 2018 and 17% compared to the second quarter of 2017.*
  - Net interest margin increased to 3.74% for the second quarter of 2018, compared to 3.66% for the linked quarter and 3.62% for the second quarter of 2017.
  - The first and second quarters of 2018 benefited from proceeds of $341,000 and $248,000, respectively, received on investment securities that had previously been written down due to an other-than-temporary impairment ("OTTI").
- *Provision for loan losses was $1.2 million for the second quarter of 2018, a decrease of $0.8 million from the linked quarter, and an increase of $0.2 million from the second quarter of 2017.*
  - Loan growth was the primary contributor to the increase compared to the prior year quarter.
  - Annualized net charge-offs as a percent of average gross loans declined to 0.11% for the second quarter of 2018.
- *Total fee-based income decreased 7% during the second quarter of 2018 compared to the linked quarter, and increased 2% compared to the second quarter of 2017.*
  - The decrease compared to the linked quarter was largely due to annual performance-based insurance commissions of $1.3 million recorded in the first quarter of 2018.
  - The largest contributor to the increase compared to the second quarter of 2017 was an increase in mortgage banking income of $500,000, which was largely due to the mortgage origination operation acquired in the ASB acquisition.
- *Total non-interest expense was up 27% for the second quarter of 2018 compared to the linked quarter, and up 35% compared to the second quarter of 2017.*

- Acquisition-related expenses totaled $6.1 million for the second quarter of 2018, compared to $149,000 for the first quarter of 2018, and none in the second quarter of 2017.
- The efficiency ratio was 68.5% for the first six months of 2018, compared to 63.0% for the first six months of 2017.
- Adjusted to exclude acquisition-related expenses, the efficiency ratio was 61.7% for the first six months of 2018, compared to 63.0% for the first six months of 2017.

Balance Sheet Highlights:
- ***As of June 30, 2018, loan balances acquired from ASB totaled $228.8 million, and deposit balances acquired from ASB totaled $168.4 million.***
- ***Excluding the impact of the ASB acquisition, period-end organic loan balances grew 9%, on an annualized basis, compared to March 31, 2018.***
  - Commercial organic loans grew $35.9 million, or 10% annualized, during the second quarter of 2018 compared to March 31, 2018, and $123.0 million, or 10%, compared to June 30, 2017.
  - Indirect consumer organic loans grew $23.4 million, or 27% annualized, during the second quarter of 2018 compared to March 31, 2018, and $65.1 million, or 21%, compared to June 30, 2017.
- ***Asset quality improved during the quarter.***
  - Nonperforming assets as a percent of total loans and other real estate owned ("OREO") decreased to 0.67% at June 30, 2018 compared to 0.72% at March 31, 2018, and 0.88% at June 30, 2017.
  - Nonperforming assets at June 30, 2018 increased 4%, compared to March 31, 2018, primarily due to growth in past due acquired loans, but decreased 10% compared to June 30, 2017.
- ***Excluding the impact of the ASB acquisition, period-end total organic deposit balances at June 30, 2018 decreased $32.3 million, or 1%, compared to March 31, 2018, and increased $103.8 million, or 4%, compared to June 30, 2017.***
  - Governmental deposits decreased $36.7 million, or 11%, during the second quarter of 2018, due primarily to seasonality.
  - The organic growth compared to June 30, 2017 included $28.7 million in demand deposit accounts, $18.5 million in savings accounts, and $7.7 million in governmental deposit accounts.

Net Interest Income:

Net interest income was $32.8 million for the second quarter of 2018, a 12% increase compared to the linked quarter and a 17% increase over the second quarter of 2017. Net interest margin increased to 3.74% for the second quarter of 2018, compared to 3.66% for the first quarter of 2018 and 3.62% for the second quarter of 2017. The increase in net interest income and net interest margin compared to the first quarter of 2018 and the second quarter of 2017 was primarily due to loan growth, including that contributed by the acquisition of ASB. In addition, the increase was due to higher loan yields, which have benefited from rises in interest rates, including the escalation of LIBOR rates in the first quarter of 2018, while deposit costs have remained relatively low. The second quarter of 2018 also benefited from proceeds of $248,000 received on an investment security that had been previously written down due to an OTTI, which added 3 basis points to net interest margin for the quarter, while the first quarter of 2018 benefited from similar proceeds of $341,000, which added 4 basis points to net interest margin for the quarter.

For the first six months of 2018, net interest income grew 13% compared to 2017, and net interest margin grew 12 basis points to 3.70%. The increases were attributable to loan growth, including balances contributed by the ASB acquisition, and the proceeds received on investment securities that had been previously written down due to OTTI, which added 3 basis points to net interest margin. In addition, the increase was due to higher loan yields, which have benefited from rises in interest rates, including the escalation of LIBOR rates in the first quarter of 2018, while deposit costs have remained relatively low. Income on investment securities has also benefited from rising interest rates. During the first six months of 2017, proceeds received on an investment security that had previously been written down due to an OTTI were $203,000, which added 1 basis point to net interest margin for the period.

The accretion income from acquisitions, net of amortization expense, was $523,000 for the second quarter of 2018, compared to $566,000 for the first quarter of 2018, and $735,000 for the second quarter of 2017, which added 6 basis points, 7 basis points, and 10 basis points, respectively, to net interest margin. Accretion income, net of amortization expense, from the ASB acquisition was $210,000 for the second quarter of 2018, and was more than offset by amortization of the fair value adjustment to time deposits of $218,000.

Provision for Loan Losses:

The provision for loan losses was $1.2 million for the second quarter of 2018, compared to $2.0 million for the first quarter of 2018 and $0.9 million for the second quarter of 2017. For the first six months of 2018, provision for loan losses was $3.2 million, compared to $1.6 million for the first six months of 2017. Provision for loan losses was higher in the first quarter and the first six months of 2018 due to one acquired commercial loan relationship, which was charged off in the amount of $827,000 in the first quarter of 2018. The increases compared to the prior year periods were also associated with loan growth, partially offset by improvements in certain asset quality metrics.

Gains and Losses:

Net losses for the second quarter of 2018 were $552,000, compared to net gains of $75,000 for the first quarter of 2018, and net gains of $127,000 for the second quarter for 2017. During the second quarter of 2018, losses included $268,000 related to fixed asset disposals, largely attributable to write-offs of $192,000 on equipment acquired from ASB, and $80,000 related to the sale of a building. Second quarter 2018 losses also included $147,000 in losses on the sale of investment securities and $147,000 in market value write-downs for buildings that are held for sale.

For the first six months of 2018, net losses were $477,000, compared to net gains of $464,000 for the first six months of 2017. During the year-to-date period through June 30, 2018, the second quarter losses on fixed asset disposals, investment securities, and market value write-downs on properties held for sale were partially offset by net gains on repossessed assets that were recorded in the first quarter. In the year-to-date period in 2017, gains included $358,000 on the sale of investment securities and $130,000 on fixed asset disposals, largely attributable to the sale of a building.

Total Fee-based Income:

Total fee-based income for the second quarter of 2018 was $13.8 million, compared to $14.9 million for the first quarter of 2018 and $13.6 million for the second quarter of 2017. The decrease of $1.1 million, or 7%, compared to the linked quarter was largely attributable to a decrease of $1.3 million in insurance income, as annual performance-based insurance commissions are primarily recognized in the first quarter of each year. In addition, compared to the first quarter of 2018, mortgage banking income increased approximately $600,000, largely attributable to gains on sale of real estate loans originated by the mortgage origination operation acquired in the ASB acquisition. This increase was more than offset by reductions in the fair value of equity securities of approximately $700,000, that were recognized in fee-based income in accordance with an accounting standard update that was effective January 1, 2018.

The increase of $0.2 million, or 2%, compared to the second quarter of 2017 was primarily due to a $500,000 increase in mortgage banking income, mostly attributable to gains on sale of real estate loans originated by the mortgage origination operation acquired in the ASB acquisition, and a $300,000 increase in trust and investment income, largely due to higher brokerage income. These increases were partially offset by a decrease of $500,000 in swap fee income, which is dependent upon customer-driven demand. In addition, the second quarter of 2017 benefited from a gain of $437,000 on the sale of a government guaranteed loan, which moderated the increase compared to the second quarter of 2018.

For the first six months of 2018, total fee-based income grew $1.8 million, or 7%, compared to the same period in the prior year. The largest contributors to the increase included approximately $600,000 in trust and investment income, approximately $600,000 in other non-interest income, in part due to changes in the fair value of equity securities, and approximately $500,000 in insurance income, mostly due to the acquisition of a property and casualty focused independent insurance agency on October 2, 2017. Another contributor to the increase in total fee-based income compared to the first six months of 2017 was growth in mortgage banking income, largely attributable to gains on sale of real estate loans originated by the mortgage origination operation acquired in the ASB acquisition. These increases were partially offset by a decrease in swap fee income.

Total Non-interest Expense:

Total non-interest expense for the second quarter of 2018 was $36.0 million, compared to $28.2 million for the first quarter of 2018 and $26.7 million for the second quarter of 2017. Peoples recognized $6.1 million of acquisition-related expenses in the second quarter of 2018, compared to $149,000 in the first quarter of 2018, and none in the second quarter of 2017.

The increase in total non-interest expense in the second quarter of 2018 compared to both the linked quarter and the second quarter of 2017 was primarily attributable to acquisition-related expenses. Excluding acquisition-related expenses, total non-interest expense increased $1.8 million compared to the first quarter of 2018, largely due to an increase in base salaries and other expenses associated with the addition of ASB. Other contributors to the increase in total non-interest expense compared to the first quarter of 2018 included higher professional fees, including consulting and legal fees, and fraud-related expenses of $207,000 related to an ATM skimming incident. Actions have been taken to prevent future fraudulent ATM activity.

Excluding acquisition-related expenses, total non-interest expense increased $3.2 million compared to the second quarter of 2017, attributable in part to higher salaries and employee benefit costs associated with the addition of ASB. Another contributor to the increase was higher professional fees, including consulting and legal fees.

For the first six months of 2018, total non-interest expense increased $10.2 million, or 19%, compared to the first six months of 2017. Peoples recognized $6.2 million of acquisition-related expenses in the first six months of 2018, while no acquisition-related expenses were recorded in the first six months of 2017. The increase of $4.0 million, excluding acquisition-related expenses, was primarily attributable to higher salaries and employee benefit costs and professional fees, including consulting and legal fees. Approximately 20% of the increase represented ongoing expenses resulting from the ASB acquisition.

The efficiency ratio for the second quarter of 2018 was 75.0%, compared to 61.8% for the linked quarter, and 61.2% for the second quarter of 2017, and was higher due to acquisition-related expenses. The efficiency ratio, when adjusted for acquisition-related expenses, was 62.0% for the second quarter of 2018, compared to 61.4% for the linked quarter, and 61.2% for the second quarter of 2017. The increase in the adjusted efficiency ratio compared to the linked quarter and the second quarter of 2017 was due primarily to the increase in total non-interest expense. In addition, the decrease in insurance income in the second quarter of 2018 compared to the linked quarter, due to the annual performance-based insurance commissions primarily recognized in the first quarter of each year, contributed to the increase in the adjusted efficiency ratio. For the first six months of 2018, the efficiency ratio was 68.5%, compared to 63.0% for the first six months of 2017. Adjusted for acquisition-related expenses, the efficiency ratio for the first six months of 2018 was 61.7%, compared to 63.0% for the same period in the prior year.

Income Tax Expense:

For the second quarter of 2018, Peoples recorded income tax expense of $1.1 million, compared to $2.4 million for the linked quarter, and $4.4 million for the second quarter of 2017. Income tax expense decreased during the second quarter of 2018 compared to the linked quarter in part due to the release of a valuation allowance of $0.8 million. The valuation allowance was related to a historical tax credit invested in during 2015. Recent capital gains realized as a result of the sale of equity investment securities were large enough to offset the anticipated capital loss in 2021, resulting in the release of the valuation allowance. Another contributor to the decrease in income tax expense during the second quarter of 2018 was the lower pre-tax income recorded due to acquisition-related costs. The reduction in the income tax expense reported in the second quarter of 2018 compared to the second quarter of 2017 was also attributable to the decrease in the federal statutory corporate income tax rate from 35% to 21% as a result of the Tax Cuts and Jobs Act enacted in December 2017, and its impact on Peoples effective tax rate, which was 11.4% for the second quarter of 2018, compared to 16.9% for the first quarter of 2018 and 31.1% for the second quarter of 2017.

For the first six months of 2018, Peoples recorded income tax expense of $3.4 million, compared to $8.3 million for the same period in the prior year, and the effective tax rate for the first six months of 2018 was 14.7%, compared to 30.8% for the first six months of 2017. The first six months of 2018 included the $0.8 million valuation allowance release, as well as a tax benefit of $290,000 as a result of stock awards that vested during the first quarter, compared to $104,000 tax benefit during the first six months of 2017. The vesting of a majority of stock awards granted by Peoples occurs annually in the first quarter.

Loans:

As of June 30, 2018, balances in loan accounts acquired from ASB totaled $228.8 million, including $124.1 million in residential real estate loans, $53.9 million in commercial real estate loans, $27.3 million in home equity lines of credit, $11.9 million in commercial and industrial loans, $9.3 million in construction loans, and $2.3 million in indirect consumer loans.

Period-end total loan balances at June 30, 2018 increased $284.2 million, compared to March 31, 2018, $329.4 million compared to December 31, 2017, and $392.1 million compared to June 30, 2017. Compared to the end of the linked quarter, excluding the balances acquired from ASB, loan balances were up $55.3 million, or 9% on an annualized basis, with an increase of $35.9 million, or 10% annualized, in commercial loans, and an increase of $23.4 million, or 27% annualized, in indirect consumer loans. The increase in commercial loans included $19.7 million, or 10% annualized, in commercial real estate and $11.3 million, or 9% annualized, in commercial and industrial loans.

Compared to December 31, 2017, excluding the impact of the ASB acquisition, period-end loan balances grew $100.5 million, or 9% on an annualized basis. Commercial loan balances grew $68.3 million, or 10% annualized, including $43.2 million in commercial real estate and $27.8 million in commercial and industrial loan balances. Indirect consumer loan balances increased $30.5 million, or 18% annualized, at June 30, 2018 compared to December 31, 2017.

Compared to June 30, 2017, excluding the impact of the ASB acquisition, loan balances were up $163.3 million, or 7%, with an increase of $123.0 million, or 10%, in commercial loans, and an increase of $65.1 million, or 21%, in indirect consumer loans. The growth in commercial loans included $68.8 million, or 16%, in commercial and industrial loans, and $53.5 million, or 7%, in commercial real estate. At June 30, 2018, commercial real estate loans comprised 37% of the total loan portfolio, while commercial and industrial loan balances comprised 19%, and indirect consumer loan balances comprised 14%. In comparison, at March 31, 2018, commercial real estate loans comprised 37% of the total loan portfolio, while commercial and industrial loan balances and indirect consumer loan balances comprised 20% and 14%, respectively. At June 30, 2017, commercial real estate loans comprised 38% of the total loan portfolio, while commercial and industrial loan balances, and indirect consumer loan balances comprised 19% and 13%, respectively.

Quarterly average gross loan balances increased $252.4 million, or 11%, compared to the linked quarter, and $356.1 million, or 16%, compared to the second quarter of 2017. For the six months ended June 30, 2018, average gross loan balances increased $244.2 million, or 11%, compared to the same period in the prior year. Average loan balances associated with the ASB acquisition contributed to the growth compared to all periods, with the most significant impact occurring in the quarterly comparisons. Commercial lending and indirect consumer lending were among the largest contributors to the growth compared to each period. These balances grew $98.8 million, or 7%, and $16.8 million, or 5%, respectively, in the second quarter of 2018 compared to the linked quarter, and $185.8 million, or 15%, and $66.0 million, or 22%, respectively, compared to the second quarter of 2017. Compared to the first six months of 2017, average commercial loan balances grew $144.0 million, or 11%, while average consumer indirect loan balances grew $69.6 million, or 25%.

Asset Quality:

A number of asset quality metrics improved during the second quarter of 2018. Nonperforming assets as a percent of total loans and OREO decreased to 0.67% at June 30, 2018, compared to 0.72% at March 31, 2018 and 0.88% at June 30, 2017, as the growth in total loans as a result of the ASB acquisition outpaced the growth in nonperforming assets. At June 30, 2018, nonperforming assets increased $0.8 million from March 31, 2018, due in part to past due loans acquired from ASB, and decreased $2.0 million from June 30, 2017.

Annualized net charge-offs were 0.11% of average gross loans during the second quarter of 2018, compared to 0.34% in the linked quarter and 0.11% in the second quarter of 2017. For the first six months of 2018, annualized net charge-offs were 0.22%, compared to 0.11% for the first six months of 2017. The rate for the first quarter and the first six months of 2018 was higher due to the charge-off of a single acquired commercial loan relationship during the first quarter of 2018.

Classified loans, which are those categorized as substandard or doubtful, increased $10.9 million, or 24%, compared to March 31, 2018 and $2.6 million, or 5%, compared to June 30, 2017. As a percent of total loans, classified loans were 2.07% at June 30, 2018, compared to 1.86% at March 31, 2018 and 2.31% at June 30, 2017. Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $4.6 million, or 4%, compared to March 31, 2018, and increased $9.3 million, or 8%, compared to June 30, 2017. As a percent of total loans, criticized loans were 4.50% at June 30, 2018, compared to 4.84% at March 31, 2018 and 4.86% at June 30, 2017. The increase in both classified and criticized loans was largely related to acquired ASB loans, coupled with downgrades of two commercial loan relationships during the second quarter of 2018.

At June 30, 2018, the allowance for loan losses increased to $19.3 million, compared to $18.8 million at both March 31, 2018, and June 30, 2017. The increase was primarily attributable to organic loan growth. The ratio of the allowance for loan losses as a percent of total loans, net of deferred fees and costs, was 0.72% at June 30, 2018, compared to 0.78% at March 31, 2018 and 0.82% at June 30, 2017. The ratio includes all acquired loans, from both ASB and previous acquisitions, of $621.8 million and allowance for acquired loan losses of $0.1 million. The decline in the ratio was attributable to improvement in asset quality metrics, and to the ASB acquisition, as the loans acquired from ASB were recorded at a preliminary fair value, in accordance with generally accepted accounting principles, and no allowance for loan loss related to these loans was recorded as of June 30, 2018 based on analysis of the loans as of that date.

Deposits:

As of June 30, 2018, balances in deposit accounts acquired from ASB totaled $168.4 million, including $62.1 million in certificates of deposit, $52.0 in demand deposit accounts, $35.3 million in money market deposit accounts, and $19.0 million in savings accounts.

Period-end deposits increased $136.1 million, or 5%, at June 30, 2018, compared to March 31, 2018, and $272.1 million, or 10%, compared to June 30, 2017. Compared to the end of the linked quarter, excluding the balances acquired from ASB, deposit balances were down $32.3 million, or 1%, due in part to a decrease of $36.7 million in governmental deposit accounts, as balances in governmental deposits are seasonally higher in the first quarter of each year compared to the other quarters. Compared to the end of the second quarter of 2017, excluding the impact of the ASB acquisition, the increase in period-end deposits at June 30, 2018 was $103.8 million, or 4%, primarily due to a $91.5 million increase in certificates of deposit.

Average deposits for the second quarter of 2018 increased $206.0 million compared to the linked quarter, and $263.9 million compared to the second quarter of 2017. For the first six months of 2018, average deposits increased $199.0 million, or 8%, compared to the first six months of 2017. Average deposit balances associated with the ASB acquisition contributed to the growth for all periods, with the most significant impact occurring in the quarterly comparisons. Compared to both the first quarter of 2018 and the second quarter of 2017, average deposit balances were up in all categories, with the most significant increases in certificates of deposit, which were up $87.8 million, or 18%, compared to the first quarter of 2018, and $117.3 million, or 25%, compared to the second quarter of 2017. In addition, average demand deposit account balances were up $46.7 million, or 4%, for the second quarter of 2018 compared to the linked quarter, and $102.9 million, or 10%, compared to the second quarter of 2017. Average balances in certificates of deposit were up $92.3 million, or 21%, and average balances in demand deposit accounts were up $89.4 million, or 8%, for the first six months of 2018 compared to the same period in the prior year.

Total demand deposit accounts comprised 39% of total deposits at June 30, 2018, compared to 41% at March 31, 2018 and 40% at June 30, 2017.

Stockholders' Equity:

At June 30, 2018, the tier 1 risk-based capital ratio was 13.26%, compared to 13.57% at March 31, 2018, and 13.47% at June 30, 2017. The common equity tier 1 risk-based capital ratio was 13.00% at June 30, 2018, compared to 13.28% at March 31, 2018, and 13.18% at June 30, 2017. The total risk-based capital ratio was 13.96% at June 30, 2018, compared to 14.31% at March 31, 2018, and 14.40% at June 30, 2017. These capital ratios were impacted by the ASB acquisition, which created increases in capital and risk-weighted assets. In addition, net income earned during the second quarter of 2018 exceeded the dividends declared and paid during the quarter by $2.4 million.

Peoples' capital position remained strong at June 30, 2018. The book value per share was $25.57 at June 30, 2018, compared to $24.87 at March 31, 2018, and $24.69 at June 30, 2017. The tangible book value per share was $17.17 at June 30, 2018, compared to $17.04 at March 31, 2018, and $16.78 at June 30, 2017. The tangible equity to tangible assets ratio was 8.81% at June 30, 2018, compared to 8.97% at March 31, 2018, and 9.07% at June 30, 2017. The primary contributor to the increase in the book value per share and the tangible book value per share at June 30, 2018 compared to both March 31, 2018 and June 30, 2017, was the issuance of common stock associated with the ASB acquisition. While increases in equity and asset balances were experienced as a result of the ASB acquisition, the tangible equity to tangible assets ratio decreased slightly compared to the end of the linked quarter as a result of increased intangible assets associated with the acquisition.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.0 billion in total assets, 82 locations, including 71 full-service bank branches, and 78 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries -- Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the Nasdaq Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss second quarter 2018 results of operations today at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:
  ◦ Core non-interest expenses are non-GAAP since they exclude the impact of acquisition-related expenses.

- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.
- Adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes the impact of acquisition-related expenses, the amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes the provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income.
- Return on tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of the recently completed acquisition and the expansion of consumer lending activity;

(2) Peoples' ability to integrate acquisitions, including the merger with ASB and any future acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(3) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals;

(4) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) uncertainties in Peoples' preliminary review of, and additional analysis of, the impact of the Tax Cuts and Jobs Act;

(7) local, regional, national and international economic conditions (including the impact of tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) changes in policy and other regulatory and legal developments accompanying the current presidential administration, including the recently-enacted Tax Cuts and Jobs Act, and uncertainty or speculation pending the enactment of such changes;

(9) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(10) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(11) adverse changes in economic conditions and/or activities, including, but not limited to, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(12) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(13) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations;

(14) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(15) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of minimum capital thresholds established as a part of the implementation of Basel III;

(19) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(20) the costs and effects of new federal and state laws, and other regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(21) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(22) Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including its primary core banking system provider;

(23) Peoples' ability to anticipate and respond to technological changes which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(24) changes in consumer spending, borrowing and saving habits, whether due to the recently enacted tax reform legislation, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(25) the overall adequacy of Peoples' risk management program;

(26) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(27) significant changes in the tax laws, which may adversely affect the fair values of deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio;

(28) Peoples' continued ability to grow deposits; and

(29) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its June 30, 2018 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

| | Three Months Ended | | | Six Months Ended | |
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	2017
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 0.41	$ 0.64	$ 0.54	$ 1.05	$ 1.02
Diluted	0.41	0.64	0.53	1.04	1.02
Cash dividends declared per common share	0.28	0.26	0.20	0.54	0.40
Book value per common share	25.57	24.87	24.69	25.57	24.69
Tangible book value per common share (a)	17.17	17.04	16.78	17.17	16.78
Closing stock price at end of period	$ 37.78	$ 35.45	$ 32.13	$ 37.78	$ 32.13
SELECTED RATIOS:					
Return on average stockholders' equity (b)	6.46%	10.48 %	8.76%	8.39%	8.45%
Return on average tangible stockholders' equity (b) (c)	10.47%	16.14 %	13.71%	13.21%	13.34%
Return on average assets (b)	0.81%	1.32 %	1.12%	1.06%	1.08%
Efficiency ratio (d)	74.96%	61.75 %	61.19%	68.53%	63.01%
Pre-provision net revenue to total average assets (b)(e)	1.10%	1.81 %	1.72%	1.44%	1.63%
Net interest margin (b)(f)	3.74%	3.66 %	3.62%	3.70%	3.58%
Dividend payout ratio (g)	69.27%	40.64 %	37.32%	52.15%	39.19%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.
(b) Ratios are presented on an annualized basis.
(c) This amount represents a non-GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.
(d) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/ or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.
(e) Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This ratio represents a non-GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings (which are excluded from total fee-based income). This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.
(f) Information presented on a fully tax-equivalent basis.
(g) Ratios are calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Dollars in thousands)	Three Months Ended June 30, 2018		March 31, 2018		June 30, 2017		Six Months Ended June 30, 2018		2017
Total interest income	$	37,769	$	33,226	$	31,208	$	70,995	$ 61,025
Total interest expense		4,961		3,867		3,118		8,828	5,990
Net interest income		32,808		29,359		28,090		62,167	55,035
Provision for loan losses		1,188		1,983		947		3,171	1,571
Net interest income after provision for loan losses		31,620		27,376		27,143		58,996	53,464
Net (loss) gain on investment securities		(147)		1		18		(146)	358
Loss on debt extinguishment		(13)		—		—		(13)	—
Net gain (loss) on loans held-for-sale and other real estate owned		14		(5)		(24)		9	(24)
Net (loss) gain on other assets		(406)		79		133		(327)	130
Fee-based income:									
Insurance income		3,369		4,655		3,414		8,024	7,516
Trust and investment income		3,232		3,068		2,977		6,300	5,659
Electronic banking income		2,785		2,785		2,587		5,570	5,148
Deposit account service charges		2,388		2,120		2,294		4,508	4,723
Mortgage banking income		969		351		467		1,320	854
Bank owned life insurance income		497		468		496		965	989
Commercial loan swap fees		146		116		651		262	919
Other income		421		1,331		704		1,752	1,116
Total fee-based income		13,807		14,894		13,590		28,701	26,924
Non-interest expense:									
Salaries and employee benefit costs		18,025		15,990		15,049		34,015	30,545
Professional fees		3,022		1,718		1,529		4,740	3,139
Net occupancy and equipment expense		2,803		2,866		2,648		5,669	5,361
Electronic banking expense		1,448		1,528		1,525		2,976	3,039
Data processing and software expense		1,359		1,322		1,096		2,681	2,238
Amortization of other intangible assets		861		754		871		1,615	1,734
Marketing expense		656		325		354		981	634
Franchise tax expense		614		644		584		1,258	1,167
FDIC insurance expense		416		366		457		782	890
Foreclosed real estate and other loan expenses		338		212		179		550	375
Communication expense		300		344		390		644	800
Other non-interest expense		6,129		2,152		1,998		8,281	4,089
Total non-interest expense		35,971		28,221		26,680		64,192	54,011
Income before income taxes		8,904		14,124		14,180		23,028	26,841
Income tax expense		1,012		2,383		4,414		3,395	8,266
Net income	$	7,892	$	11,741	$	9,766	$	19,633	$ 18,575
PER SHARE DATA:									
Earnings per common share – Basic	$	0.41	$	0.64	$	0.54	$	1.05	$ 1.02
Earnings per common share – Diluted	$	0.41	$	0.64	$	0.53	$	1.04	$ 1.02
Cash dividends declared per common share	$	0.28	$	0.26	$	0.20	$	0.54	$ 0.40
Weighted-average common shares outstanding – Basic		19,160,728		18,126,089		18,044,574		18,646,266	18,037,333
Weighted-average common shares outstanding – Diluted		19,293,381		18,256,035		18,203,752		18,773,169	18,195,715
Actual common shares outstanding (end of period)		19,528,952		18,365,035		18,279,036		19,528,952	18,279,036

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	June 30, 2018 (Unaudited)		December 31, 2017	
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**63,375**	$	58,121
Interest-bearing deposits in other banks		**21,427**		14,073
Total cash and cash equivalents		**84,802**		72,194
Available-for-sale investment securities, at fair value (amortized cost of $816,217 at June 30, 2018 and $797,732 at December 31, 2017) (a)		**795,924**		795,187
Held-to-maturity investment securities, at amortized cost (fair value of $38,426 at June 30, 2018 and $41,213 at December 31, 2017)		**38,834**		40,928
Other investment securities (a)		**42,007**		38,371
Total investment securities		**876,765**		874,486
Loans, net of deferred fees and costs		**2,686,491**		2,357,137
Allowance for loan losses		**(19,266)**		(18,793)
Net loans		**2,667,225**		2,338,344
Loans held for sale		**6,278**		2,510
Bank premises and equipment, net of accumulated depreciation		**58,292**		52,510
Bank owned life insurance		**67,943**		62,176
Goodwill		**151,423**		133,111
Other intangible assets		**12,530**		11,465
Other assets		**46,833**		34,890
Total assets	$	**3,972,091**	$	3,581,686
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**585,861**	$	556,010
Interest-bearing deposits		**2,363,398**		2,174,320
Total deposits		**2,949,259**		2,730,330
Short-term borrowings		**360,727**		209,491
Long-term borrowings		**113,085**		144,019
Accrued expenses and other liabilities		**49,681**		39,254
Total liabilities		**3,472,752**		3,123,094
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at June 30, 2018 and December 31, 2017		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 20,114,405 shares issued at June 30, 2018 and 18,952,385 shares issued at December 31, 2017, including shares in treasury		**385,751**		345,412
Retained earnings (b)		**145,723**		134,362
Accumulated other comprehensive loss, net of deferred income taxes (b)		**(17,603)**		(5,215)
Treasury stock, at cost, 623,852 shares at June 30, 2018 and 702,449 shares at December 31, 2017		**(14,532)**		(15,967)
Total stockholders' equity		**499,339**		458,592
Total liabilities and stockholders' equity	$	**3,972,091**	$	3,581,686

(a) As of January 1, 2018, Peoples adopted ASU 2016-01, resulting in the reclassification of equity securities (including those held in participant accounts in the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan) from available-for-sale investment securities to other investment securities. At December 31, 2017, $7.8 million of equity securities were included in available-for-sale investment securities.
(b) As of December 31, 2017, Peoples early adopted ASU 2018-02, reclassifying income tax effects of the Tax Cuts and Jobs Act of $0.9 million from accumulated other comprehensive loss to retained earnings. As of January 1, 2018, Peoples adopted ASU 2014-09, resulting in a reduction to retained earnings of $3.1 million, net of federal income taxes, to reflect uncompleted contracts in the initial application of the guidance, and ASU 2016-01, reclassifying $5.0 million in net unrealized gains on equity securities from accumulated other comprehensive loss to retained earnings.

SELECTED FINANCIAL INFORMATION

(Dollars in thousands)	June 30, 2018 (Unaudited)		March 31, 2018 (Unaudited)		December 31, 2017		September 30, 2017 (Unaudited)		June 30, 2017 (Unaudited)
Loan Portfolio									
Commercial real estate, construction	$	**122,035**	$	107,811	$	115,437	$	119,752	$	112,169
Commercial real estate, other		**857,707**		784,047		760,567		747,413		750,219
Commercial and industrial		**512,208**		489,058		472,544		443,930		431,473
Residential real estate		**609,563**		496,953		489,387		499,044		512,887
Home equity lines of credit		**135,890**		107,730		109,477		110,787		111,710
Consumer, indirect		**373,582**		347,860		340,719		335,844		306,113
Consumer, direct		**74,646**		68,326		68,157		69,758		69,267
Deposit account overdrafts		**860**		543		849		507		521
Total loans	$	**2,686,491**	$	2,402,328	$	2,357,137	$	2,327,035	$	2,294,359
Total acquired loans (a)	$	**621,774**	$	413,248	$	414,847	$	438,380	$	463,684
Total originated loans	$	**2,064,717**	$	1,989,080	$	1,942,290	$	1,888,655	$	1,830,675
Deposit Balances									
Non-interest-bearing deposits (b)	$	**585,861**	$	570,804	$	556,010	$	724,846	$	772,061
Interest-bearing deposits:									
Interest-bearing demand accounts (b)		**570,359**		584,563		593,415		384,261		303,501
Retail certificates of deposit		**406,214**		335,843		338,673		343,122		352,758
Money market deposit accounts		**389,893**		364,232		371,376		388,876		397,211
Governmental deposit accounts		**305,255**		341,920		264,524		289,895		297,560
Savings accounts		**480,615**		461,440		446,714		440,633		443,110
Brokered certificates of deposit		**211,062**		154,379		159,618		93,049		110,943
Total interest-bearing deposits		**2,363,398**		2,242,377		2,174,320		1,939,836		1,905,083
Total deposits		**2,949,259**		2,813,181		2,730,330		2,664,682		2,677,144
Total demand deposits		**1,156,220**		1,155,367		1,149,425		1,109,107		1,075,562
Asset Quality									
Nonperforming assets (NPAs):									
Loans 90+ days past due and accruing	$	**1,975**	$	1,030	$	1,626	$	3,542	$	2,583
Nonaccrual loans		**16,069**		16,202		15,692		16,219		16,921
Total nonperforming loans (NPLs)		**18,044**		17,232		17,318		19,761		19,504
Other real estate owned (OREO)		**63**		99		208		276		652
Total NPAs	$	**18,107**	$	17,331	$	17,526	$	20,037	$	20,156
Criticized loans (c)		**120,809**		116,243		90,418		96,671		111,480
Classified loans (d)		**55,596**		44,661		46,380		41,233		53,041
Allowance for loan losses as a percent of NPLs (e)(f)		**106.77%**		109.08%		108.52%		96.11%		96.47%
NPLs as a percent of total loans (e)(f)		**0.67%**		0.72%		0.73%		0.85%		0.85%
NPAs as a percent of total assets (e)(f)		**0.46%**		0.48%		0.49%		0.56%		0.57%
NPAs as a percent of total loans and OREO (e)(f)		**0.67%**		0.72%		0.74%		0.86%		0.88%
Criticized loans as a percent of total loans (e)		**4.50%**		4.84%		3.83%		4.15%		4.86%
Classified loans as a percent of total loans (e)		**2.07%**		1.86%		1.97%		1.77%		2.31%
Allowance for loan losses as a percent of total loans (e)		**0.72%**		0.78%		0.80%		0.82%		0.82%
Capital Information (g)									
Common Equity Tier 1 risk-based capital ratio		**13.00%**		13.28%		13.23%		13.31%		13.18%
Tier 1 risk-based capital ratio		**13.26%**		13.57%		13.52%		13.60%		13.47%
Total risk-based capital ratio (Tier 1 and Tier 2)		**13.96%**		14.31%		14.39%		14.49%		14.40%
Leverage ratio		**9.75%**		9.86%		9.75%		9.81%		9.71%
Common Equity Tier 1 capital	$	**359,645**	$	335,393	$	327,172	$	326,966	$	318,849
Tier 1 capital		**366,840**		342,544		334,279		334,027		325,865
Total capital (Tier 1 and Tier 2)		**386,105**		361,343		355,977		355,951		348,309
Total risk-weighted assets	$	**2,765.769**	$	2,524,970	$	2,473,329	$	2,456,797	$	2,419,335
Tangible equity to tangible assets (h)		**8.81%**		8.97%		9.14%		9.20%		9.07%

(a) Includes all loans acquired in 2012 and thereafter.
(b) The sum of amounts presented is considered total demand deposits.
(c) Includes loans categorized as a special mention, substandard, or doubtful.
(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) June 30, 2018 data based on preliminary analysis and subject to revision.
(h) This ratio represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION (Unaudited)

(Dollars in thousands)	Three Months Ended			Six Months Ended	
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Provision for Loan Losses					
Provision for loan losses	$ 1,000	$ 1,842	$ 850	$ 2,842	$ 1,250
Provision for checking account overdrafts	188	141	97	329	321
Total provision for loan losses	$ 1,188	$ 1,983	$ 947	$ 3,171	$ 1,571
Net Charge-Offs					
Gross charge-offs	$ 990	$ 2,299	$ 957	3,289	$ 2,057
Recoveries	270	321	357	591	872
Net charge-offs	$ 720	$ 1,978	$ 600	$ 2,698	$ 1,185
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	$ (21)	$ 827	$ 11	$ 806	$ (91)
Commercial and industrial	7	31	—	38	117
Residential real estate	41	119	78	160	97
Home equity lines of credit	18	30	14	48	14
Consumer, indirect	412	795	299	1,207	576
Consumer, direct	94	41	73	135	63
Deposit account overdrafts	169	135	125	304	409
Total net charge-offs	$ 720	$ 1,978	$ 600	$ 2,698	$ 1,185
As a percent of average gross loans (annualized)	0.11%	0.34%	0.11%	0.22%	0.11%

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	June 30, 2018	March 31, 2018	December 31 2017	September 30 2017	June 30 2017
Trust assets under administration and management	$ 1,454,009	$ 1,447,636	$ 1,452,959	$ 1,418,360	$ 1,393,435
Brokerage assets under administration and management	881,839	882,018	887,303	862,530	836,192
Mortgage loans serviced for others	$ 451,391	$ 412,154	$ 412,965	$ 409,199	$ 402,516
Employees (full-time equivalent)	862	802	774	778	775

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended								
	June 30, 2018			March 31, 2018			June 30, 2017		
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 10,815	$ 54	2.00%	$ 11,291	$ 52	1.87%	$ 12,275	$ 26	0.85%
Investment securities (a)(b)	890,488	6,672	3.00%	872,793	6,501	2.98%	879,498	6,174	2.81%
Loans (b)(c):									
Commercial real estate, construction	118,206	1,438	4.81%	118,589	1,333	4.50%	107,224	1,158	4.27%
Commercial real estate, other	840,677	10,434	4.91%	765,076	9,124	4.77%	735,915	8,892	4.78%
Commercial and industrial	503,364	6,216	4.89%	479,792	5,571	4.64%	433,277	4,858	4.44%
Residential real estate (d)	600,799	6,749	4.49%	491,713	5,309	4.32%	520,863	5,564	4.27%
Home equity lines of credit	131,970	1,701	5.17%	108,620	1,271	4.75%	111,185	1,233	4.45%
Consumer, indirect	359,941	3,498	3.90%	343,128	3,130	3.70%	293,917	2,570	3.51%
Consumer, direct	72,820	1,230	6.77%	68,422	1,162	6.89%	69,329	1,229	7.11%
Total loans	2,627,777	31,266	4.73%	2,375,340	26,900	4.54%	2,271,710	25,504	4.46%
Allowance for loan losses	(19,071)			(18,683)			(18,554)		
Net loans	2,608,706			2,356,657			2,253,156		
Total earning assets	3,510,009	37,992	4.31%	3,240,741	33,453	4.14%	3,144,929	31,704	4.01%
Intangible assets	161,600			144,190			145,052		
Other assets	226,348			212,112			199,720		
Total assets	$ 3,897,957			$ 3,597,043			$ 3,489,701		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 477,167	$ 69	0.06%	$ 452,882	$ 64	0.06%	$ 444,824	$ 61	0.06%
Governmental deposit accounts	312,999	273	0.35%	291,454	217	0.30%	301,448	168	0.22%
Interest-bearing demand accounts	581,600	202	0.14%	567,252	221	0.16%	295,080	98	0.13%
Money market deposit accounts	393,580	323	0.33%	367,945	226	0.25%	393,807	197	0.20%
Retail certificates of deposit	395,304	1,242	1.26%	338,226	765	0.92%	355,256	746	0.84%
Brokered certificates of deposit	187,387	992	2.13%	156,645	720	1.86%	110,160	459	1.67%
Total interest-bearing deposits	2,348,037	3,101	0.53%	2,174,404	2,213	0.41%	1,900,575	1,729	0.36%
Short-term borrowings	310,823	1,175	1.52%	246,481	968	1.59%	159,505	233	0.58%
Long-term borrowings	122,053	685	2.25%	126,101	686	2.20%	178,131	1,156	2.60%
Total borrowed funds	432,876	1,860	1.72%	372,582	1,654	1.80%	337,636	1,389	1.65%
Total interest-bearing liabilities	2,780,913	4,961	0.71%	2,546,986	3,867	0.61%	2,238,211	3,118	0.56%
Non-interest-bearing deposits	585,800			553,444			769,406		
Other liabilities	41,368			42,381			34,685		
Total liabilities	3,408,081			3,142,811			3,042,302		
Stockholders' equity	489,876			454,232			447,399		
Total liabilities and equity	$ 3,897,957			$ 3,597,043			$ 3,489,701		
Net interest income/spread (b)		$ 33,031	3.60%		$ 29,586	3.53%		$ 28,586	3.45%
Net interest margin (b)			3.74%			3.66%			3.62%

14

| (Dollars in thousands) | Six Months Ended | | | | | |
| | June 30, 2018 | | | June 30, 2017 | | |
	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	**11,052**	**106**	**1.93%**	$ 9,859	$ 41	0.84%
Investment securities (a)(b)	**881,690**	**13,173**	**2.99%**	871,103	12,150	2.79%
Loans (b)(c):						
Commercial real estate, construction	**118,396**	**2,771**	**4.66%**	100,755	2,151	4.25%
Commercial real estate, other	**803,085**	**19,558**	**4.84%**	735,182	17,315	4.68%
Commercial and industrial	**491,643**	**11,787**	**4.77%**	433,173	9,403	4.32%
Residential real estate (d)	**546,558**	**12,058**	**4.41%**	526,131	11,333	4.31%
Home equity lines of credit	**120,360**	**2,972**	**4.98%**	111,149	2,392	4.34%
Consumer, indirect	**351,581**	**6,628**	**3.80%**	281,935	4,802	3.43%
Consumer, other	**70,633**	**2,392**	**6.83%**	69,766	2,447	7.07%
Total loans	**2,502,256**	**58,166**	**4.64%**	2,258,091	49,843	4.42%
Allowance for loan losses	**(18,878)**			(18,570)		
Net loans	**2,483,378**			2,239,521		
Total earning assets	**3,376,120**	**71,445**	**4.23%**	3,120,483	62,034	3.97%
Intangible assets	**152,943**			145,298		
Other assets	**219,268**			202,365		
Total assets	**$ 3,748,331**			$ 3,468,146		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	**465,091**	**133**	**0.06%**	$ 442,030	$ 120	0.05%
Governmental deposit accounts	**302,286**	**490**	**0.33%**	292,576	299	0.21%
Interest-bearing demand accounts	**574,465**	**423**	**0.15%**	290,807	176	0.12%
Money market deposit accounts	**380,834**	**549**	**0.29%**	396,309	384	0.20%
Retail certificates of deposit	**366,923**	**2,007**	**1.10%**	371,728	1,473	0.80%
Brokered certificates of deposit	**172,101**	**1,712**	**2.01%**	74,967	764	2.06%
Total interest-bearing deposits	**2,261,700**	**5,314**	**0.47%**	1,868,417	3,216	0.35%
Short-term borrowings	**278,829**	**2,143**	**1.55%**	182,274	484	0.53%
Long-term borrowings	**124,067**	**1,371**	**2.22%**	175,108	2,290	2.63%
Total borrowed funds	**402,896**	**3,514**	**1.75%**	357,382	2,774	1.56%
Total interest-bearing liabilities	**2,664,596**	**8,828**	**0.67%**	2,225,799	5,990	0.54%
Non-interest-bearing deposits	**569,711**			763,956		
Other liabilities	**41,872**			35,173		
Total liabilities	**3,276,179**			3,024,928		
Stockholders' equity	**472,152**			443,218		
Total liabilities and equity	**$ 3,748,331**			$ 3,468,146		
Net interest income/spread (b)		**$ 62,617**	**3.56%**		$ 56,044	3.43%
Net interest margin (b)			**3.70%**			3.58%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES (Unaudited)

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Six Months Ended | |
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	2017
(Dollars in thousands)					
Core Non-interest Expense:					
Total non-interest expense	$ 35,971	$ 28,221	$ 26,680	$ 64,192	$ 54,011
Less: Acquisition-related expenses	6,056	149	—	6,205	—
Core non-interest expense	$ 29,915	$ 28,072	$ 26,680	$ 57,987	$ 54,011

| | Three Months Ended | | | Six Months Ended | |
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	2017
(Dollars in thousands)					
Efficiency Ratio:					
Total non-interest expense	$ 35,971	$ 28,221	$ 26,680	$ 64,192	$ 54,011
Less: Amortization of intangible assets	861	754	871	1,615	1,734
Adjusted non-interest expense	$ 35,110	$ 27,467	$ 25,809	$ 62,577	$ 52,277
Total fee-based income	$ 13,807	$ 14,894	$ 13,590	28,701	26,924
Net interest income	$ 32,808	$ 29,359	$ 28,090	$ 62,167	$ 55,035
Add: Fully tax-equivalent adjustment (a)	223	227	496	450	1,009
Net interest income on a fully tax-equivalent basis	$ 33,031	$ 29,586	$ 28,586	$ 62,617	$ 56,044
Adjusted revenue	$ 46,838	$ 44,480	$ 42,176	$ 91,318	$ 82,968
Efficiency ratio	74.96%	61.75%	61.19%	68.53%	63.01%
Efficiency Ratio Adjusted for Non-core Items:					
Core non-interest expense	$ 29,915	$ 28,072	$ 26,680	$ 57,987	$ 54,011
Less: Amortization of intangible assets	861	754	871	1,615	1,734
Adjusted core non-interest expense	$ 29,054	$ 27,318	$ 25,809	$ 56,372	$ 52,277
Adjusted revenue	$ 46,838	$ 44,480	$ 42,176	$ 91,318	$ 82,968
Efficiency ratio adjusted for non-core items	62.03%	61.42%	61.19%	61.73%	63.01%

(a) Based on a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

(Dollars in thousands)		June 30, 2018		March 31, 2018		December 31, 2017		September 30, 2017		June 30, 2017
Tangible Equity:										
Total stockholders' equity	$	499,339	$	456,815	$	458,592	$	457,386	$	451,353
Less: goodwill and other intangible assets		163,953		143,820		144,576		143,859		144,692
Tangible equity	$	335,386	$	312,995	$	314,016	$	313,527	$	306,661
Tangible Assets:										
Total assets	$	3,972,091	$	3,634,929	$	3,581,686	$	3,552,412	$	3,525,126
Less: goodwill and other intangible assets		163,953		143,820		144,576		143,859		144,692
Tangible assets	$	3,808,138	$	3,491,109	$	3,437,110	$	3,408,553	$	3,380,434
Tangible Book Value per Common Share:										
Tangible equity	$	335,386	$	312,995	$	314,016	$	313,527	$	306,661
Common shares outstanding		19,528,952		18,365,035		18,287,449		18,281,194		18,279,036
Tangible book value per common share	$	17.17	$	17.04	$	17.17	$	17.15	$	16.78
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	335,386	$	312,995	$	314,016	$	313,527	$	306,661
Tangible assets	$	3,808,138	$	3,491,109	$	3,437,110	$	3,408,553	$	3,380,434
Tangible equity to tangible assets		8.81%		8.97%		9.14%		9.20%		9.07%

| | | Three Months Ended | | | | | | Six Months Ended | | |
| | | June 30, | | March 31, | | June 30, | | June 30, | | |
(Dollars in thousands)		2018		2018		2017		2018		2017
Pre-Provision Net Revenue:										
Income before income taxes	$	8,904	$	14,124	$	14,180	$	23,028	$	26,841
Add: provision for loan losses		1,188		1,983		947		3,171		1,571
Add: loss on debt extinguishment		13		—		—		13		—
Add: net loss on OREO		—		5		24		—		24
Add: net loss on investment securities		147		—		—		146		—
Add: net loss on other assets		330		—		—		251		—
Add: net loss on other transactions		76		—		—		76		—
Less: net gain on OREO		14		—		—		9		—
Less: net gain on investment securities		—		1		18		—		358
Less: net gain on other assets		—		79		133		—		130
Pre-provision net revenue	$	10,644	$	16,032	$	15,000	$	26,676	$	27,948
Pre-provision net revenue	$	10,644	$	16,032	$	15,000	$	26,676	$	27,948
Total average assets	$	3,897,957	$	3,597,043	$	3,489,701	$	3,748,331	$	3,468,146
Pre-provision net revenue to total average assets (annualized)		1.10%		1.81%		1.72%		1.44%		1.63%

(Dollars in thousands)	At or For the Three Months Ended						For the Six Months Ended		
	June 30, 2018		March 31, 2018		June 30, 2017		June 30, 2018		2017
Annualized Net Income Excluding Amortization of Other Intangible Assets:									
Net income	$	7,892	$	11,741	$	9,766	$ 19,633	$	18,575
Add: amortization of other intangible assets		861		754		871	1,615		1,734
Less: tax effect (a) of amortization of other intangible assets		181		158		305	339		607
Net income excluding amortization of other intangible assets	$	8,572	$	12,337	$	10,332	$ 20,909	$	19,702
Days in the period		91		90		91	181		181
Days in the year		365		365		365	365		365
Annualized net income	$	31,655	$	47,616	$	39,171	$ 39,591	$	37,458
Annualized net income excluding amortization of other intangible assets	$	34,382	$	50,033	$	41,442	$ 42,165	$	39,731
Average Tangible Stockholders' Equity:									
Total average stockholders' equity	$	489,876	$	454,232	$	447,399	$ 472,152	$	443,218
Less: average goodwill and other intangible assets		161,600		144,190		145,052	152,943		145,298
Average tangible stockholders' equity	$	328,276	$	310,042	$	302,347	$ 319,209	$	297,920
Return on Average Stockholders' Equity Ratio:									
Annualized net income	$	31,655	$	47,616	$	39,171	$ 39,591	$	37,458
Average stockholders' equity	$	489,876	$	454,232	$	447,399	$ 472,152	$	443,218
Return on average stockholders' equity		6.46%		10.48%		8.76%	8.39%		8.45%
Return on Average Tangible Stockholders' Equity Ratio:									
Annualized net income excluding amortization of other intangible assets	$	34,382	$	50,033	$	41,442	$ 42,165	$	39,731
Average tangible stockholders' equity	$	328,276	$	310,042	$	302,347	$ 319,209	$	297,920
Return on average tangible stockholders' equity		10.47%		16.14%		13.71%	13.21%		13.34%

(a) Tax effect is calculated using a 21% federal statutory corporate income tax rate for the 2018 periods and a 35% federal statutory corporate income tax rate for the 2017 periods.

END OF RELEASE